UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

(Check one):    9 Form 10-K    9 Form 20-F    9 Form 11-K    : Form 10-Q    9 Form N-SAR    9 Form N-CSR

For Period Ended: March 31, 2004
9 Transition Report on 10-K
9 Transition Report on 20-F
9 Transition Report on 11-K
9 Transition Report on 10-Q
9 Transition Report on N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

       Horizon Offshore, Inc.

Full Name of Registrant

       N/A

Former Name if Applicable

       2500 CityWest Boulevard, Suite 2200

Address of Principal Executive Office (Street and Number)

       Houston, Texas 77042

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
:	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
:	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

9	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The registrant is not able to accurately complete the financial statements and notes thereto required to be filed with its quarterly report on Form 10-Q for the quarter ended March 31, 2004 timely. As a result, the registrant’s Form 10-Q for the quarter ended March 31, 2004 cannot be filed within the prescribed period without unreasonable effort or expense. The registrant will file its Form 10-Q within the period prescribed by Rule 12b-25(b). The registrant is contractually required to obtain a letter of credit for the performance of a construction project. The registrant does not have sufficient capital resources to obtain the letter of credit. The registrant is in discussions with certain holders of the registrant’s 16% Subordinated Notes to loan the registrant funds to provide it with additional financing so that it can obtain the letter of credit. The registrant is in advanced discussions with its lenders to obtain their consent to the terms of the proposed financing, including posting the additional letter of credit to secure the registrant's contractual obligations. During the course of discussions with its lenders, the registrant discovered that its total commitment on performance bonds and letters of credit exceed the maximum allowed by certain of its lenders because it failed to include in its calculation regarding this covenant performance bonds and letters of credit that remain outstanding from completed construction projects. The registrant is in discussions with those lenders to obtain waivers of this covenant violation. In light of the registrant’s discovery of this default on May 9, 2004, the registrant has not been able to accurately complete its financial statements and notes thereto timely.

If the registrant is unable to obtain a commitment from the holders of its 16% Subordinated Notes, or necessary lender consents and waivers, it will not be able to obtain the letter of credit, and therefore, may not be able to perform the construction project. If the registrant is unable to obtain lender consents and waivers, an event of default will occur in the related loan agreements and, as a result of cross-default provisions, the registrant's other loan agreements and 16% Subordinated Notes. The registrant would also not have sufficient cash to meet its immediate cash needs since additional borrowings under its revolving credit facilities would be prohibited. There can be no assurance that the registrant will be able to complete this financing, including obtaining necessary lender consents and waivers.  If the registrant is unable to obtain the required lender consents and complete the financing transaction so that the registrant can obtain the letter of credit and perform the construction project, it would cast doubt on its ability to continue as a going concern.
SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
David W. Sharp	713	361-2660
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes : No 9

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes 9 No :

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Horizon Offshore, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 11, 2004	By	/s/ David W. Sharp
David W. Sharp
Executive Vice President
and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

GENERAL INSTRUCTIONS

  This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

  One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

  A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

  Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

  Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).